Leveraging our Four Pillar Strategy:
The Acquisition of Spartech
October 24, 2012
Filed by PolyOne Corporation
Commission File No. 1-16091
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Spartech Corporation
Commission File No. 1-5911

Forward – Looking Statements

• In this presentation, statements that are not reported financial results or other historical information are “forward-looking statements” within the
meaning of the Private Securities Litigation Reform Act of 1995.   In particular, statements in this press release regarding the proposed acquisition of
Spartech are forward-looking statements.  Forward-looking statements give current expectations or forecasts of future events and are not guarantees of future performance.  They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements.  They use words such as “will,” “anticipate,”
“estimate,” “expect,” “project,” “intend,” “plan,” “believe,” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance and/or sales.
•
Factors that could cause actual results to differ materially from those implied by these forward-looking statements include, but are not limited to:
The time required to consummate the proposed acquisition; the satisfaction or waiver of conditions in the merger agreement; any material adverse changes in the business of Spartech; the ability to obtain required regulatory, shareholder or other third-party approvals and consents and otherwise consummate the proposed acquisition; our ability to achieve the strategic and other objectives relating to the proposed acquisition, including any expected synergies; our ability to successfully integrate Spartech and achieve the expected results of the acquisition, including, without limitation, the acquisition being accretive;
Disruptions, uncertainty or volatility in the credit markets that could adversely impact the availability of credit already arranged and the availability and cost of credit in the future;
The financial condition of our customers, including the ability of customers (especially those that may be highly leveraged and those with inadequate liquidity) to maintain their credit availability;
The speed and extent of an economic recovery, including the recovery of the housing market;
Our ability to achieve new business gains;
The amount and timing of repurchases, if any, of PolyOne common shares and our ability to pay regular quarterly cash dividends and the amounts and timing of any future dividends;
The effect on foreign operations of currency fluctuations, tariffs, and other political, economic and regulatory risks;
Changes in polymer consumption growth rates in the markets where we conduct business;
Changes in global industry capacity or in the rate at which anticipated changes in industry capacity come online;
Fluctuations in raw material prices, quality and supply and in energy prices and supply;
Production outages or material costs associated with scheduled or unscheduled maintenance programs;
Unanticipated developments that could occur with respect to contingencies such as litigation and environmental matters;
An inability to achieve or delays in achieving or achievement of less than the anticipated financial benefit from initiatives related to working capital reductions, cost reductions, employee productivity goals, and an inability to raise or sustain prices for products or services;
An inability to maintain appropriate relations with unions and employees; and
Other factors affecting our business beyond our control, including, without limitation, changes in the general economy, changes in interest rates and changes in the rate of inflation.
•
The above list of factors is not exhaustive.
• We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.  You are advised to consult any further disclosures we make on related subjects in our reports on Form 10-Q, 8-K and 10-K that we provide to the Securities and
Exchange Commission.

•
This presentation includes the use of both GAAP (generally accepted accounting principles) and non-GAAP financial measures. The non-GAAP financial measures include: adjusted EPS, earnings before interest, tax, depreciation and amortization (EBITDA), adjusted EBITDA, net debt, Specialty platform operating income, adjusted operating income, return on invested capital, net debt/
EBITDA, and the exclusion of corporate charges in certain calculations. In certain cases throughout this presentation, we have presented GAAP and non-GAAP financial measures adjusted to reflect full-year 2011 Pro forma results, including
ColorMatrix.
•
PolyOne’s chief operating decision makers use these financial measures to monitor and evaluate the ongoing performance of the Company and each business segment and to allocate resources. In addition, operating income before special items is a component of various PolyOne annual and long-term employee incentive plans.
•
A reconciliation of each non-GAAP financial measure with the most directly comparable GAAP financial measure is attached to this presentation which is posted on our website at www.polyone.com.
Use of Non GAAP Measures

Additional Information
Additional Information
• In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SPARTECH
CORPORATION STOCKHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT
DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE
REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION
ABOUT THE PROPOSED MERGER. The final proxy statement/prospectus will be mailed to stockholders of Spartech
Corporation. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website,
www.sec.gov,
from PolyOne at its website,
www.polyone.com,
or 33587 Walker Road, Avon Lake, Ohio 44012, Attention:
Corporate Secretary, or from Spartech Corporation at its website, www.spartech.com, or 120 S. Central Avenue, Suite 1700,
Clayton, Missouri 63105, Attention: Corporate Secretary.
Participants in Solicitation
• PolyOne and Spartech Corporation and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information concerning PolyOne’s participants is set forth in the proxy statement, dated March 23, 2012, for PolyOne’s 2012 Annual Meeting of Stockholders as filed with the SEC on
Schedule 14A and PolyOne’s current reports on Form 8-K, as filed with the SEC on May 11, 2012 and September 25, 2012.
Information concerning Spartech Corporation’s participants is set forth in the proxy statement, dated January 24, 2012, for
Spartech Corporation’s 2012 Annual Meeting of Stockholders as filed with the SEC on Schedule 14A and Spartech
Corporation’s current report on Form 8-K, as filed with the SEC on March 16, 2012. Additional information regarding the interests of participants of PolyOne and Spartech Corporation in the solicitation of proxies in respect of the proposed merger will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Spartech – Compelling Strategic Rationale
•
Spartech expands PolyOne’s specialty portfolio with adjacent technologies in attractive end markets
Bolt-on acquisition with opportunity for global expansion, as only
6% of Spartech’s revenues are outside of North America
•
PolyOne has a proven management team with a track record of
transformational success
•
Preliminary annual synergies estimated at $65 million
Significant opportunity to expand profitability by leveraging
PolyOne’s four pillar strategy
•
Substantial potential share price appreciation for all
shareholders
Accretive to EPS in first full year post-acquisition / $0.50 once synergies realized

Custom Sheet &
Rollstock
52%
Packaging
Technologies
21%
Color &
Specialty
Compounds
27%
Packaging
27%
Transportation
22%
Construction
18%
Sign &
Advertising
9%
Recreation &
Leisure
8%
Appliance &
Electronics
6%
Other
10%
Spartech at a Glance
3Q12 LTM Revenue: $1,156 million
• #1 North America market position in sheet, rigid
barrier packaging and specialty cast acrylics
• Operates as a producer of plastic products, custom
extruded sheet and rollstock products, and
packaging principally in the United States
• Approximately 2,500 employees
• 30 plants in four countries: US (25), Canada (3),
Mexico (1), France (1)
Business Description Sales by Segment
Sales By End Market Sales By Geography

United States
80%
Asia & Other
1%
Europe
5%
Mexico
7%
Canada
7%

Spartech Segment Overview
Custom Sheet & Rollstock
#1 in Sheet
#1 in Cast Acrylics
North
American
Market
Position
• Plastic Sheet
• Custom Rollstock
• Calendered Film
• Laminates
• Cell Cast Acrylic
• Monolayer Rollstock
• Barrier Rollstock
• Thermoformed Containers
• Graphics Arts
• Compounds
• Color Concentrates
• Black, White
• Roofing Formulations
• Contract Manufacturing
Products
Cell Cast Acrylic in
Aerospace
Graphic Arts
Packaging with
Barrier Technology
Energy efficient TPO
Roofing Compounds
Drip Irrigation
Specialty Security
Glazing

#1 in Rigid Barrier Packaging Leader in energy efficient
TPO Roofing
Packaging Technologies
Color & Specialty
Compounds

Acquisition Aligned with Four-Pillar Strategy

Specialization Commercial Excellence
Operational Excellence
• Market leading positions in roughly 60% of its
business
• Adds adjacent technology and designed
solutions across several attractive market
segments and applications
• Leadership in rigid barrier packaging provides
opportunity to capitalize on PolyOne barrier
additive technology
• Mix shift: from Volume to Value
• Establish Lean Six Sigma as way of life
• Plant rationalization aligned with the voice of
the customer
• Elimination of redundant corporate overhead
• Raw material savings
• Expanded solutions across key markets including
packaging, aerospace, healthcare,
transportation and consumer
• Accelerate sales force efficiency and
effectiveness
• Substantial cross-selling potential exists
Color & additives
Distribution
• Mix shift: from Volume to Value
Globalization
• Opportunity to capitalize on PolyOne’s global
footprint
• Leverage relationships with multi-national OEMs
to drive expansion of Spartech products

Healthcare /
Medical
• Medical device packaging
• Medical test strips
Aerospace
and Security
• Cast acrylic canopies
• Flame retardant / fire-rated
• Bullet resistant barriers
• Aircraft cabin windows
Examples of Spartech Specialty Products
• Beverage Pods
• Single-serve dairy (yogurt, cottage cheese)
• Shelf-stable foods
• 1-Seal Technology
End Markets Examples of Spartech Specialty Applications
Consumer
Packaging

The PolyOne Transformation “Doing What We Do Best”

6%
20%
34%
35%
43%
42%
45%

3.3%
3.3%
2.6%
2.8%
5.6%
6.3%
7.1%

$0.12
$0.27
$0.21
$0.13
$0.79
$1.02
$1.17

CAGR = 43.2%
Specialty Operating
Income Mix
CAGR = 46.2%
Accelerating Growth
PolyOne
Adjusted
Operating Income
% of Sales
Adjusted
EPS
$13M $46M $87M $111M $31M $46M $89M

OI CAGR = 15.7%
'06 '07 '08 '09 '10 '11 3Q '12
LTM
'06 '07 '08 '09 '10 '11 3Q '12
LTM
'06 '07 '08 '09 '10 '11 3Q '12
LTM

Old
PolyOne
Transformation
*Operating Income excludes corporate charges and special items
** Pro forma for the acquisition of ColorMatrix and divestiture of SunBelt
Specialty OI $5M                     $46M                  $89M    $117M                  Target
Mix Shift Highlights Specialty Transformation
PolyOne
2015
Target

34%
42%
50%
65-75%
0%
20%
40%
60%
80%
100%
2005 2008 2011 2011** 2015
JV's PP&S Distribution Specialty
2%

Proof of Performance
PolyOne
*ROIC is defined as TTM adjusted OI divided by the sum of average debt and equity over a 5 quarter period

2007 2012 Target YTD 9/30/12
“Where we were” “What we said” “Where we are”
1)  Operating Income %
Specialty 3.2% 10% - 12% 9.7%
PP&S 6.1% 8% - 10% 9.3%
Distribution 3.0% 4% - 5% 6.3%
2)  Specialty Platform
% of Operating Income
20% >50% 46%
3) Specialty Vitality
Index
21% 35% - 40% 46%
4)  ROIC* (pre-tax) 11% >15% 17%
5)  Sales outside the US 37% >40% 39%

PolyOne Spartech Opportunity
Proof of Performance
Spartech Opportunity
2006
YTD 9/30/12 Today
Intermediate
Goal
“Where we
were”
“Where we
are”
“Where
Spartech
is”
“Where we
can go”
Specialty
Operating
Margin
1.5% 9.7% 1.8% 8.0% – 10.0

Achievable Synergies
•
Near-term and preliminary annualized synergies estimated at $65 million
Achieved over a 3-year period
•
One-time cash cost to achieve synergies is estimated at ~$60 million

Commercial Operations Administration
•
Value based selling to
drive margin expansion
•
Cross-selling
•
Leverage relationships to
drive specialty growth and
differentiation
•
Align manufacturing
network with voice of
customer
•
Sourcing savings
•
Lean Six Sigma to drive
further operational gain
•
Elimination of redundant
overhead
Duplicate public
company costs
Corporate governance
Synergy plan doubles the pace of transformation executed at
PolyOne since 2006 – doing what we have proven we can do

Financial Highlights
•
Purchase Price of $8.00 per share, 33.34% cash and 66.66%
stock consideration
Plan to complete repurchase of stock issued in the
transaction within 12-18 months after closing
•
Each Spartech share exchanged for $2.67 in cash and 0.3167
shares of PolyOne stock
•
$393 million total enterprise value, including approximately
$142 million of Spartech net debt
•
7.4x LTM EBITDA
•
3.3x LTM EBITDA including run-rate synergies
Transaction
Overview
Pro Forma
Financial Impact

•
Expected to be accretive to EPS in year 1 following
acquisition
•
Preliminary annual synergies estimated to be $65 million
•
Expected EPS accretion of approximately $0.50 once full
value of synergies are realized

Financing and Share Repurchase Plan

•
Committed financing in place to support
transaction
New long-term debt of $250
million
•
Expanded revolver that will allow us to
incorporate Spartech assets
Undrawn at closing
•
At closing, between the undrawn
revolver and balance sheet cash, we
anticipate having liquidity of
approximately $500 million that can be
used for:
Operating needs
Restructuring costs
Expanded share repurchases
Bolt-on acquisition opportunities
•
Pro forma net debt / EBITDA of 2.1x
•
Board authorization to repurchase
20 million shares
•
After closing, PolyOne expects to
opportunistically repurchase shares
issued in the transaction
•
In addition, as previously announced,
PolyOne also intends to continue to
opportunistically repurchase
approximately 2 million shares per year
to offset employee issuances and reduce
outstanding shares
•
Expect to complete repurchases within
12-18 months post-closing funded
through free cash flow, balance sheet
cash and revolver capacity
At Closing
Post-Closing Share Buyback

• Expected to close in Q1, 2013
• Spartech stockholder approval
• Receipt of necessary regulatory approvals
• Completion of standard and customary closing conditions
No financing contingency
Clear Path to Completion

Summary and Key Takeaways
• Strategy remains unchanged
Be the world’s premier provider of specialized polymer
materials, services and solutions
• Spartech expands PolyOne’s breadth of specialty offerings
with adjacent technologies in attractive end markets
• PolyOne transformation continues with greater upside
potential
Preliminary annual synergies estimated to be $65 million
• Substantial share price appreciation potential for all
shareholders
Accretive to EPS in first full year post-acquisition / $0.50 once preliminary estimate of synergies achieved